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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    FORM 12b-25
                                                        COMMISSION FILE NUMBER:
                                                                       333-8234

                            NOTIFICATION OF LATE FILING

    (CHECK ONE): /  / FORM 10-K /  / FROM 20-F /  / FORM 11-K /X/ FORM 10-Q
                                /  / FORM N-SAR


                          FOR PERIOD ENDED:  JUNE 30, 1998


/  / Transition Report on Form 10-K
/  / Transition Report on Form 20-F
/  / Transition Report on Form 11-K
/  / Transition Report on Form 10-Q
/  / Transition Report on Form N-SAR

For the Transition Period Ended:  __________________________________

           READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE
             PRINT OR TYPE.  NOTHING IN THIS FORM SHALL BE CONSTRUED TO
               IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION
                                 CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________

PART I - REGISTRANT INFORMATION

Trident Automotive plc
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Full Name of Registrant

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Former Name if Applicable

47000 Liberty Drive
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Address of Principal Executive Office (Street and Number)

Wixom, Michigan  48393
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) /X/

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Trident Automotive plc (the "Company") is unable to file its Form 10-Q for the quarter ended June 30, 1998 within the prescribed time period without unreasonable expense and effort. The reasons are as follows:

     1. The Company became a registrant on May 19, 1998 when it registered its offer to exchange its 10% Senior Subordinated Notes ("Notes") for substantially identical notes. The Notes were originally issued in a private placement on December 12, 1997, concurrent with the acquisition of certain automotive operations of FKI plc ("FKI") by the Company ("Trident Acquisition".) Prior to the Trident Acquisition, the Company had no substantive operations.

     2. On April 30, 1998, all of the outstanding common stock of the Company was acquired by a wholly owned subsidiary of Dura Automotive Systems, Inc. ("Dura Acquisition").

     3. In addition to operations in the United States, the Company has operations in five foreign countries including Canada, Germany, France, the United Kingdom and Brazil.

          As a result of the acquisitions described above, the Company has had three separate bases of accounting which will impact the periods to be reported in the Form 10-Q for the quarter ended June 30, 1998, as follows: (i) for the quarter ended June 30, 1997, when the operating results represent those divisions of FKI acquired in the Trident Acquisition ("FKI Predecessor"); (ii) for the one-month ended April 30, 1998, which represent the operating results of the Company prior to the Dura Acquisition; and (iii) for the two-months ended June 30, 1998, which represent the operating results of the Company following the Dura Acquisition.

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     As a result of the complexity of the above acquisitions, combined with the added complexity of the Company's operations in multiple foreign countries (with multiple different currencies), the Company is unable to file its Form 10-Q for the period ended June 30, 1998 by the due date of August 14, 1998. The Company expects to file the Form 10-Q within the time period prescribed by Rule 12b-25.

     PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Stephen E.K. Graham            (248)                            299-7509
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    (Name)                 (Area Code)                      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                /X/  Yes     /  / No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                           /X/ Yes    /  /  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See Attached
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                                 Trident Automotive plc
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                    (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 14, 1998                     By  /s/  Stephen E.K. Graham
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                                                   Stephen E.K. Graham

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

________________________________ATTENTION___________________________________

     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                          VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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                               TRIDENT AUTOMOTIVE PLC
                             ATTACHMENT TO FORM 12b-25
                         FOR THE PERIOD ENDED JUNE 30, 1998
                                 PART IV, ITEM (3)


As discussed in Part III of Form 12b-25, the results of operations of the Company for the quarters ended June 30, 1998 and 1997 will be presented on different bases of accounting as a result of the Trident Acquisition and the Dura Acquisition. The primary differences will be reflected in the following areas:


(i) During the quarter ended June 30, 1997, the results of operations of the FKI Predecessor include interest expense totaling $73,000. Interest expense was $976,000 and $2,040,000 during the one-month ended April 30, 1998 and the two-months ended June 30, 1998, respectively. Higher cumulative interest expense during the quarter ended June 30, 1998 is directly the result of borrowings incurred by the Company to finance the Trident Acquisition.

(ii) During the quarter ended June 30, 1997, the results of operations of the FKI Predecessor do not reflect a charge for amortization of goodwill. Goodwill amortization was $341,000 and $806,000 during the one-month ended April 30, 1998 and the two-months ended June 30, 1998, respectively. Goodwill amortization during the 1998 periods is directly the result of goodwill resulting from the Trident Acquisition and the Dura Acquisition.